November 3, 2006

Michael Bissonnette, Chief Executive Officer
Aerogrow International, Inc.
900 28th St, Suite 201
Boulder, CO 80303

      Re: Aerogrow International, Inc.
            Amendment No. 1 to Form 8-K –
            Supplemental Response
            Filed May 16, 2006
            File No. 333-122930

Dear Mr. Bissonnette:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2.01 Completion of Acquisition

1.   We note your response to comment two of our letter dated July 13, 2006. Considering Wentworth's shares were primarily owned in the aggregate by Keating entities, it is not clear how Wentworth "engaged" Keating Securities and paid it an advisory fee of $350,000. Please revise to clarify if the advisory fee was part of the sale price of the shell to Aerogrow.

2.   We note your response to comment three of our letter dated July 13, 2006. We will further review your response to that comment when your revised registration statement is filed. We may have further comments on the issue.

Item 3.02 Unregistered Sales of Equity Securities

3.   We note your response to comment six of our letter dated July 13, 2006. The additional disclosure on page 16 of your proposed revisions refers to the "disclosed potential liability in its withdrawn registration statement." We are not aware of disclosure in the withdrawn registration statement that specifically disclosed that the intrastate offering was done in violation of Section 5 of the Securities Act of 1933. It appears from the disclosure on page II-3 of the withdrawn registration statement filed November 4, 2005 that the company continued to assert that the offering complied with the applicable rules and regulation even though such issued was commented on in the another previous registration statement that was filed and then withdrawn. Please revise to clarify. Additionally, please revise to clarify the reference to "technical impairment."

4.   We note your response to comment eight of our letter dated July 13, 2006. With respect to the "general purpose" and "plan of financing" prongs of the analysis, we note that both offerings raised over $2 million for "initial state of development" and "development activities" during a time period where Aerogrow had not commenced marketing and/or sale of its product. With respect to the "class of securities" analysis, both offerings involved common stock. Both offerings were also for cash consideration. You correctly state that intrastate offerings are public offerings, however, for the purpose of Rule 147(b)(2) the issue is whether private placements should be integrated with the intrastate offering. With respect to the temporal prong, the private and intrastate offerings ended and started within one month of each other.

As such, it appears that integration of the private and intrastate offerings is not a clear cut issue. Please revise to clarify in that reasonable minds could differ on the noted issue here and in the risk factors.

General

5.   We note your responses to our comment letter dated July 13, 2006. As stated in your response please file amended Form 8-K that incorporates the changes to comply with our comments as appropriate.

6.   Please revise your annual and interim financial statements as necessary to conform to any changes made to Form 8-K as a result of our prior comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the financial statements may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Steven Talley
        Fax No. (303) 313-2840